Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq” or “The Company”)

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Immediate report – notice of strike in Pelephone

The Company hereby provides notification that on June 6, 2018, it was informed by its subsidiary, Pelephone Communications Ltd. (“Pelephone”) that it had received that day a notice from the Cellular, Internet and High Tech Union affiliated with the New General Federation of Workers, concerning the declaration of a strike/stoppage under the Settlement of Labor Disputes Law, 5717-1957, commencing June 21, 2018 onwards (the “Notice”).

According to the Notice, the matters in dispute are the intention to make organizational and structural changes in Pelephone, including a merger and consolidation of activities etc. with the Company and/or its subsidiaries, a demand by the employees’ representatives to provide details and data on the planned organizational and structural changes and to hold the necessary consultations, and a demand to conduct negotiations for the signing of a collective agreement for the regulation of the rights of Pelephone’s employees, including the matter of a security network, following the aforementioned organizational and structural changes.

Neither the Company and/nor Pelephone are able to evaluate the implications of the Notice at the present stage.

The above information constitutes a translation of the Report published by Bezeq - The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.